KH 3/5

[redacted]

SECU 13010739 SSION

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

SEC FILE NUMBER
8- 50043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 CRESCENT GREEN DRIVE, SUITE 115
(No. and Street)

CARY (City) NORTH CAROLINA (State) 27518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW G. BURCH (919) 854-4453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

702 OBERLIN ROAD, SUITE 410 (Address) RALEIGH (City) NORTH CAROLINA (State) 27605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/13

OATH OR AFFIRMATION

I, ANDREW G. BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Andrew G. Burch
Signature

President
Title

Katherine E. Adams
Notary Public
My Commission Expires 6 / 6 / 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA SECURITIES, INC.

Financial Statements
and
Supplementary Information

Years Ended December 31, 2012 and 2011

Rives & Associates, LLP
Certified Public Accountants

CAROLINA SECURITIES, INC.

Financial Statements
and
Supplementary Information

Years Ended December 31, 2012 and 2011

CAROLINA SECURITIES, INC.
Table of Contents

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Securities, Inc.
Cary, North Carolina

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Carolina Securities, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessment, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financials statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on pages 10 – 11 is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America The information is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2013

CAROLINA SECURITES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS

	2012	2011
Current assets:		
Cash and cash equivalents	$ 10,182	$ 6,665
Total assets	$ 10,182	$ 6,665

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2012	2011
Total liabilities	$ -	$ -
Stockholder's equity:		
Common stock, $0.01 par value, 100,000 shares authorized, 200 shares issued and outstanding	2	2
Additional paid-in capital	42,217	33,617
Retained deficit	(32,037)	(26,954)
Total stockholder's equity (deficit)	10,182	6,665
Total liabilities and stockholder's equity (deficit)	$ 10,182	$ 6,665

The accompanying notes are an integral part of these financial statements.

CAROLINA SECURITIES, INC.
STATEMENTS OF INCOME (LOSS)
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Interest	$ 15	$ 6
Other	4,487	80
	4,502	86
Expenses:		
Professional fees	5,000	5,000
Management Fees	3,600	
State taxes		60
Bank service charge		19
Regulatory fees	970	1,420
Other	15	
	9,585	6,499
Net loss	$ (5,083)	$ (6,413)

The accompanying notes are an integral part of these financial statements.

CAROLINA SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances at January 1, 2011	$ 2	$ 26,617	$ (20,541)	$ 6,078
Capital contributions		7,000		7,000
Net loss for 2011			(6,413)	(6,413)
Balances at December 31, 2011	2	33,617	(26,954)	6,665
Capital contributions		8,600		8,600
Net loss for 2012			(5,083)	(5,083)
Balances at December 31, 2012	$ 2	$ 42,217	$ (32,037)	$ 10,182

The accompanying notes are an integral part of these financial statements.

CAROLINA SECURITES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (5,083)	$ (6,413)
Net cash used by operating activities	(5,083)	(6,413)
Cash flows from financing activities:		
Capital contribution	8,600	7,000
Net cash provided by financing activities	8,600	7,000
Net increase (decrease) in cash and cash equivalents	3,517	587
Cash and cash equivalents, beginning of year	6,665	6,078
Cash and cash equivalents, end of year	$ 10,182	$ 6,665

The accompanying notes are integral part of these financial statements.

CAROLINA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:
Carolina Securities, Inc., (the "Company"), was incorporated in North Carolina on January 22, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's revenue will be generated principally by fees collected for serving in an advisory capacity for corporate finance activities and providing investment and management advisory services to corporations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011 the Company had net capital of $10,182 and $6,664, which was $5,182 and $1,664 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2012 and 2011.

Basis of Accounting:
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Estimates:
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes*. Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2009. At December 31, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains a cash balance at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporations up to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. At December 31, 2012, the Company's cash balances were fully insured.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012 and 2011, the Company incurred management fees from a related party of $3,600 and $0, respectively.

NOTE 4 - INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities, as well as operating loss carryforwards. Deferred income tax assets or liabilities are classified as current or non current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset many not be fully realized. At December 31, 2012 and 2011 the deferred tax asset balance resulting from net operating loss carryforwards totaled $8,883 and $7,389 with a valuation allowance of $8,883 and $7,389 and expiration dates between 2024 and 2032.

NOTE 5 - SUBORDINATED LIABILITES

The Company had no existing subordinated liabilities during 2012 and 2011. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors is not required.

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 20, 2013, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CAROLINA SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Years Ended December 31, 2012 and 2011

	2012	2011
Net capital:		
Total stockholder's equity	$ 10,182	$ 6,665
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	10,182	6,665
Add:		
Subordinated borrowings in computation of net capital	-	-
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated borrowings	10,182	6,665
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	-	-
Total nonallowable assets	-	-
Net capital	$ 10,182	$ 6,665
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ -	$ -
Total aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Ratio: Aggregate indebtedness to net capital	$ -	$ -

CAROLINA SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 (continued)
Years Ended December 31, 2012 and 2011

		2012		2011
Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-1 of the Securities and Exchange Commissions of December 31, 2012 and 2011:				
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	10,182	$	6,665
Audit adjustment to record depreciation and other items		-		-
Net capital, as reported on the audited financial statements Schedule 1 - net capital	$	10,182	$	6,665

Exemption Provisions Under Rule 15c3-3
Carolina Securities, Inc. claims an exemption from Rule 15c3-3 under section (k)(2)(i).

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUILE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Carolina Securities, Inc.
Cary, North Carolina

In planning and performing our audits of the financial statements of Carolina Securities, Inc., (the "Company"), as of and for the years ended December 31, 2012 and, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2013

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UON PROCEDURES RELATED TO ANTI-MONEY LAUNDERING

To the Board of Directors
Carolina Securities, Inc.
Cary, North Carolina

We have performed the procedures enumerated below with respect to Anti-Money Laundering policies and procedures for the period from January 1, 2012 to December 31, 2012, which was agreed to by Carolina Securities, Inc. (the "Company"). The Company's management is responsible the Company's compliance with Anti-Money Laundering requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. We reviewed the supervisory controls and the compliance and supervisory procedures of the Company, noting no deficiencies;

2. We tested a sample of active accounts for the year ended December 31, 2012, noting there we no accounts to test.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

February 25, 2013

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458